CUSIP No. 81-4239109                                          Page 1 of 8 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                             UNITED FINANCIAL CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   81-4239109
                                 (CUSIP Number)

                                  Kurt R. Weise
                             United Financial Corp.
                               5500 Wayzata Blvd.
                                    Suite 145
                             Golden Valley MN 55416
                                 (763) 542-3001

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81-4239109                                          Page 2 of 8 Pages


================================================================================
    1       NAME OF REPORTING PERSON

            JOHN M. MORRISON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[_]
                                                                        (b)[_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7           SOLE VOTING POWER

                                     791,293
                     -----------------------------------------------------------
       NUMBER OF         8           SHARED VOTING POWER
        SHARES
     BENEFICIALLY                    0
       OWNED BY      -----------------------------------------------------------
         EACH            9           SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                       791,293
         WITH        -----------------------------------------------------------
                        10           SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            791,293    (EXCLUDES 8,571 HELD BY SPOUSE)
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          [X]
            CERTAIN SHARES
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            32.4%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON

            IN
================================================================================

CUSIP No. 81-4239109                                          Page 3 of 8 Pages

================================================================================
    1       NAME OF REPORTING PERSON

            SUSAN M. MORRISON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[_]
                                                                        (b)[_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7           SOLE VOTING POWER

                                     8,571
                     -----------------------------------------------------------
       NUMBER OF         8           SHARED VOTING POWER
        SHARES
     BENEFICIALLY                    0
       OWNED BY      -----------------------------------------------------------
         EACH            9           SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                       8,571
         WITH        -----------------------------------------------------------
                        10           SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,571  (EXCLUDES 791,293 HELD BY JOHN M. MORRISON)
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          [X]
            CERTAIN SHARES
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            .35%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON

            IN
================================================================================

CUSIP No. 81-4239109                                          Page 4 of 8 Pages

The Amendment #5 to Schedule 13D of John M. Morrison and Susan M. Morrison relates to common stock of United Financial Corp. and is being filed to report shares transferred from the Mary Sue Morrison Trust U/A John M. Morrison 1993 GRAT, Susan M. Morrison, Trustee to Mary Morrison, individually.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D is being filed jointly by John M. Morrison, individually and Susan M. Morrison, individually, for the common shares of United Financial Corp, 120 1st Ave. North, Great Falls, Montana.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name: John M. Morrison, individually, and Susan M. Morrison, individually

         (b)      Residence or Business Address:
                       5500 Wayzata Blvd., Suite 145
                       Golden Valley MN 55416

         (c)      Present Principal Occupation:
                       John M. Morrison--Chairman, Central Bancshares Inc. See item 2(b) for address

                       Susan M. Morrison- Home maker

         (d)      Convictions in the last 5 years:
                  John M. Morrison NONE
                  Susan M. Morrison NONE

         (e)      Securities law violations in the last 5 years:
                  John M. Morrison NONE
                  Susan M. Morrison NONE

         (f) Citizenship: United States of America for both John M. Morrison and Susan M. Morrison

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On Monday, November 17, 2003, the Trust terminated according to its terms. Mary Morrison has requested that the 32,290 shares of United Financial Corp. (the Company), in the Trust, be transferred into her name individually. This distribution of shares of the Trust terminates Susan M. Morrison's responsibilities as Trustee and therefore the shares being distributed to Mary Morrison will no longer be reported as part of John Morrison's indirect holdings.

CUSIP No. 81-4239109                                          Page 5 of 8 Pages


ITEM 4.  PURPOSE OF TRANSACTION

         As reported under Item 3, the Trust has terminated according to its terms. At Mary Morrison's election, the shares of the Company are to be transferred to her individually. John M. Morrison currently is the largest shareholder of the Company. Mr. Morrison is Chairman of Central Financial Services (CFS). CFS consults with the Company on a variety of financial and strategic issues. As such, it can be expected that Mr. Morrison will be called upon from time to time to give consideration to proposals that the Company engage in transactions of one or more of the other types listed below. Except as previously disclosed, neither John nor Susan Morrison have plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

         John M. Morrison beneficially owns 791,293 shares (32.4% of the outstanding shares of United) of the aggregate of 799,864 (32.8%) reported hereby and has the sole voting power and dispositive power with respect thereto. Of the 791,293 shares, 46,275 are held by Central Bancshares Inc., of which Mr. Morrison owns 100% of the outstanding common stock and 22,110 shares are held in Mr. Morrison's IRA, and 32,290 are held in Central Financial Services Inc., an S Corporation controlled 100% by Mr. Morrison. Susan M. Morrison holds 8,571 shares, (.35%). 2,145 shares are held in Mrs. Morrison's IRA and 6,426 are held directly. Neither reporting person shares voting or dispositive power with respect to shares held by the other reporting person. Each reporting person disclaims beneficial ownership with respect to the shares held by the other reporting person.

CUSIP No. 81-4239109                                          Page 6 of 8 Pages

         The only transactions affected in the past 60 days are by the Trust and Susan M. Morrison in connection with the distribution of the 32,290 shares on November 17, 2003 due to the termination of the Trust. The distribution did not involve a sale or any dollar amounts.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE COMPANY.

         NONE

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


A.       Written Agreement to File Jointly

CUSIP No. 81-4239109                                          Page 7 of 8 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated:  November 17, 2003


                                            /s/ John M. Morrison
                                            -----------------------------------
                                            John M. Morrison, individually


                                            /s/ Susan M. Morrison
                                            -----------------------------------
                                            Susan M. Morrison, individually

CUSIP No. 81-4239109                                          Page 8 of 8 Pages


                                    EXHIBIT A
                                To Schedule 13D

         The undersigned, John M. and Susan M. Morrison hereby agree that this
Schedule 13D shall be filed on behalf of each of them.

Dated:  November 17, 2003


                                            /s/ John M. Morrison
                                            -----------------------------------
                                            John M. Morrison, individually


                                            /s/ Susan M. Morrison
                                            -----------------------------------
                                            Susan M. Morrison, individually